Exhibit 12.1

Exhibit 12.1 Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges		Year ended December 31,
	6/30/2012	2011	2010	2009	2008	2007
		(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$15,344	$28,563	$29,336	$(13,173)	$22,389	$26,189
Fixed charges excluding deposits and preferred stock dividends:	4,479	9,862	11,333	14,312	16,583	12,824

Subtotal	19,823	38,425	40,669	1,139	38,972	39,013
Interest on deposits	4,395	10,878	15,195	26,793	39,303	52,274

Total	$24,218	$49,303	$55,864	$27,932	$78,275	$91,287

Fixed charges:
Interest excluding deposits	$4,143	$9,233	$10,700	$13,650	$16,055	$12,376
Interest component on rentals[1]	336	629	633	662	528	448
preferred stock dividends	620	2,167	3,987	3,194	—	—

Subtotal	5,099	12,029	15,320	17,506	16,583	12,824
Interest on deposits	4,395	10,878	15,195	26,793	39,303	52,274

Total	$9,494	$22,907	$30,515	$44,299	$55,886	$65,098

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.89	3.19	2.65	0.07	2.35	3.04
Including interest on deposits	2.55	2.15	1.83	0.63	1.40	1.40

[1]	Interest component on rentals estimated to be one-third of rentals
[2]	The dollar amount for the deficiency for the year ended 12/31/09 is $16.4 million.